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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 20 02

Perusahaan Perseroan (Persero) PT TELEKOMUNIKASI INDONESIA

(Translation of registrant's name into English)

Jalan Japati No. 1 Bandung-40133 INDONESIA

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F Form 20-F ☑ Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 Yes ☐ No ☑

[If "yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Perusahaan Perseroan (Persero)
PT TELEKOMUNIKASI INDONESIA

(Registrant)

Date August 31st, 2002

By (Signature)

SETIAWAN SULISTYONO
Head of Investor Relation

GENERAL INSTRUCTIONS

A. Rule as to Use of Form 6-K.

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B. Information and Document Required to be Furnished.

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (I) makes or is required to make public pursuant *to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a* stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its securities holders.

SEC 1815 (7-91)


TELKOM

PRESS RELEASE

No.TEL.447/PR000/UHI/2002

KSO III BUYOUT FAILS TO CLOSE BY AUGUST 30 DEADLINE

Bandung, August 31, 2002 – PT (Persero) Telekomunikasi Indonesia Tbk. ("TELKOM") announced today that the closing of the buyout of PT AriaWest International ("AriaWest") could not be completed by the August 30, 2002 deadline set forth in the Conditional Sale and Purchase Agreement ("SPA") dated May 8, 2002 among TELKOM and Mediaone International I BV, PT Aria Infotek, and The Asian Infrastructure Fund (collectively, the "AriaWest Shareholders"). The closing of the transaction was subject to the AriaWest Shareholders and the lenders of AriaWest (the "Lenders") agreeing on a restructuring of the debt of AriaWest, and the inability to close by August 30, 2002 resulted from their failure to reach such agreement.

Bapak Kristiono, President Director of TELKOM, stated "TELKOM put forward a transaction that was a win-win-win solution for all concerned and is very disappointed that the Lenders did not accept the restructuring of the AriaWest debt. The suspension of the ICC arbitration proceeding ends on August 30, the arbitration will proceed and TELKOM intends to vigorously pursue its claims and defenses in the arbitration."



SETIAWAN SULISTYONO
Head of Investor Relations

Corporate Office **PT TELEKOMUNIKASI INDONESIA,Tbk.** Jalan Japati No. 1 Bandung - 40133 Phone : 62-22-4521510 Facsimile : 62-22-4240313